Exhibit 99.1

ALGOMA STEEL INC.
105 West Street
Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE
Wednesday, February 9, 2005	TSE Symbol: AGA

Algoma Steel Inc. Reports Record Earnings in 2004
And Withdraws From Stelco Process

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today reported record quarterly and annual net income with the release of its results for the fourth quarter.

Fourth Quarter Highlights:

-	EBITDA of $191.2 million for the quarter.
-	Net income of $122.2 million or $3.03 per share.
-	Cash build of $209.9 million to $453.2 million.
-	Announces withdrawal from Stelco process.
-	Process to review strategic options continues.

Algoma Steel Inc. reported net income of $122.2 million for the three months ended December 31, 2004 (income per common share of $3.03). This compares to net income of $10.1 million for the three months ended December 31, 2003 and net income in the third quarter of 2004 of $121.6 million. EBITDA was $191.2 million for the quarter compared to $202.0 million for the third quarter of 2004. Cash and short-term investments increased by $209.9 million in the quarter totaling $453.2 million at December 31, 2004. Net income of $343.8 million or $8.83 per share was realized for the year ended December 31, 2004 compared to $8.4 million or $0.27 per share for 2003. The main reason for the decline in EBITDA in the fourth quarter compared to the third quarter was a reduction in shipments of 34,200 tons, while a decline in selling prices was more than offset by lower manufacturing costs.

Algoma announced today that it does not intend to submit a binding offer for Stelco. Algoma has been engaged in due diligence and in discussions with Stelco and its stakeholders since mid-December. Denis Turcotte, President and Chief Executive Officer, stated, “Algoma’s due diligence has confirmed that there are significant potential benefits in a combination of Algoma and Stelco, but given the risks and obligations associated with the acquisition, we have concluded that proceeding with the transaction would not be in the best interests of our shareholders.”

Denis Turcotte further stated, “The efforts of our people across the Company continue to contribute to strong financial performance. This performance has allowed us to investigate strategic options that we will continue to explore in the months ahead.” Ben Duster, Algoma’s Chairman, said, “We believe Algoma can continue its success in the North American steel industry, however, the Company is also mindful of the potential for value creation through either acquisitions or industry consolidation. The Board will continue to evaluate all of these opportunities on behalf of its shareholders.”

Financial highlights for the fourth quarter 2004 compared to previous quarters:

	2004				2003

	Q4	Q3	Q2	Q1	Q4

	($ millions except per share data)
Sales (1)	$489.8	$535.7	$439.8	$337.8	$267.8
EBITDA (2)	$191.2	$202.0	$144.2	$59.9	$28.9
Operating Income	$180.3	$188.4	$130.5	$45.9	$17.2
Income Before Taxes	$183.0	$192.0	$123.7	$40.9	$19.4
Net Income	$122.2	$121.6	$78.0	$22.1	$10.1
Net Income Per Share:
- Basic	$3.05	$3.17	$2.05	$0.72	$0.42
- Diluted	$3.03	$3.00	$1.93	$0.64	$0.33
Basic weighted average number of
common shares outstanding (millions)	40.12	38.26	38.01	30.52	24.08

Steel Revenue Per Ton Shipped	$878	$895	$729	$556	$475
EBITDA Per Ton Shipped (2)	$365	$362	$266	$105	$56

Steel Shipments (000’s of net tons)

	2004				2003

	Q4	Q3	Q2	Q1	Q4

Sheet	417	449	435	471	423
Plate	107	109	108	102	89
Total	524	558	543	573	512

(1)	2003 Sales reflect the reclassification of freight expense from Sales to Cost of Sales.

(2)
Earnings before interest, taxes, depreciation and amortization and foreign exchange. This earnings measure is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. This earnings measure is provided to assist users in analyzing operating profitability before non-operating expenses and non-cash charges.

For further details, please see the Financial Statements and Management’s Discussion and Analysis below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2003 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2003 Annual Report.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended December 31, 2004

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
(Canadian $ millions		(Loss) From	Operations	Operations	Net Income	(Loss)	(Loss)
except per share data)	Sales	Operations	Per Share	Per Share	(Loss)	Per Share	Per Share

	$	$	$	$	$	$	$
2004
4th Quarter	490	180	4.49	4.46	122	3.05	3.03
3rd Quarter	536	188	4.92	4.65	122	3.17	3.00
2nd Quarter	440	131	3.43	3.23	78	2.05	1.93
1st Quarter	338	46	1.50	1.34	22	0.72	0.64

2003
4th Quarter	267	17	0.71	0.56	10	0.42	0.33
3rd Quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd Quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12
1st Quarter	314	8	0.31	0.24	7	0.28	0.22

The Company’s profitability is highly correlated with the level of steel prices which is the major factor causing variation in quarterly operating results. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Steel prices declined in the first three quarters of 2003 due to higher steel production in the U.S., low-priced imports and lower steel demand in North America. The significant strengthening of the Canadian dollar in 2003 contributed to lower pricing realizations for Canadian producers. Pricing levels increased in the fourth quarter of 2003 and throughout the first three quarters of 2004 due to stronger global markets, particularly China, and improved steel demand in North America. Some softening of prices occurred in the fourth quarter of 2004. Pricing for 2004 included a cost surcharge on the majority of shipments due to higher costs of raw materials and other cost inputs. The Company capitalized on the strong demand for coke and an increase in cokemaking capacity by selling coke in each of the second, third and fourth quarters of 2004. Sales of coke in 2004 totaled 62,400 tons. The cost of raw materials and natural gas has escalated significantly in 2004 as input prices have responded to the stronger demand. The high level of operating income realized in 2004 has resulted in a profit sharing expense in each quarter. There was no profit sharing in 2003.

Net Income

Net income for the three months ended December 31, 2004 was $122.2 million, up slightly from third quarter net income of $121.6 million. Net income of $10.1 million was realized in the fourth quarter of 2003.

For the twelve months ended December 31, 2004, net income was $343.8 million or $8.83 per fully diluted share. This compares to net income of $8.4 million or $0.27 per diluted share in 2003.

Sales

Revenue for the fourth quarter of 2004 was $489.8 million, an increase of $222.0 million versus the three months ended December 31, 2003 and a decrease of $45.9 million versus the third quarter of 2004. The increase over 2003 was mainly the result of higher steel selling prices, whereas the decrease from the third quarter was due mainly to lower shipments. The average steel price per ton for the fourth quarter was $878 versus $475 for the comparable three-month period in 2003. Pricing fell slightly from the highs experienced in the third quarter in which the average steel price per ton was $895. Note that the third quarter included a $6.5 million adjustment retroactive to January 1, 2004 related to finalizing a customer contract. The impact of this adjustment on the third quarter average steel price per ton was approximately $12.

Steel shipments in the fourth quarter of 2004 totaled 523,900 tons, down 34,200 tons (6%) from the third quarter. The decline was a reflection of normal seasonal activity. Steel shipments were up 11,600 tons from the comparable period in 2003.

Sales for the twelve months ended December 31, 2004 totaled $1,803.1 million, an increase of $664.9 million versus last year. The increase was due mainly to higher steel prices that averaged $761 per ton, an improvement of $277 per ton or 57% versus 2003.

Steel shipments for the year ended December 31, 2004 totaled 2,198,200 tons, an increase of 28,200 tons from 2003.

EBITDA

EBITDA for the fourth quarter was $191.2 million, compared to $28.9 million for the same quarter of 2003 and $202.0 million for the third quarter of 2004. For the year ended December 31, 2004, EBITDA was $597.2 million, an improvement of $529.7 million over 2003. The significant improvement over the comparable periods of 2003 was mainly attributable to higher steel prices. The decline from the third quarter is primarily the result of lower shipments.

Cost of sales for the three months ended December 31, 2004 was $282.7 million versus $228.3 million for the same period in 2003 and $319.9 million for the third quarter of 2004. The increase over 2003 is mainly attributable to higher production costs including profit sharing expense of $15.6 million. The decline in cost of sales from the third quarter is mainly attributable to lower shipments and lower production costs.

Excluding the expense for profit sharing, cost of sales per ton shipped for steel products was $462 for the three months ended December 31, 2004 versus $398 for the fourth quarter of 2003 and $479 for the third quarter of 2004. The $64 per ton increase over 2003 was mainly attributable to higher costs for natural gas, alloys, purchased scrap and certain other raw materials. The $17 per ton decrease over the third quarter was mainly attributable to lower employment costs and certain raw material costs that benefited from a strengthening Canadian dollar versus the U.S. dollar. The Canadian dollar averaged 7.5% higher than the U.S. dollar as compared to the third quarter. Employment costs in the third quarter of 2004 included retroactive adjustments to benefit costs associated with the new collective agreements that came into effect on August 1, 2004.

A $15.6 million ($30 per ton) expense for profit sharing was recorded in the fourth quarter versus a $21.7 million expense ($39 per ton) in the third quarter of 2004. For the year ended December 31, 2004, profit sharing expense totaled $51.7 million or $24 per ton. There was no profit sharing in 2003. Refer to note 6 of the Notes to Interim Consolidated Financial Statements for details of the profit sharing plan.

For the year ended December 31, 2004, cost of sales was $1,150.3 million versus $1,024.7 million for 2003. The $125.6 million increase was mainly attributable to profit sharing costs, an increase in production costs, higher steel shipments and higher non-steel sales. Cost of sales per ton shipped for steel products for the year, excluding profit sharing costs, was $453, an increase of $22 per ton versus last year. The increase in cost of sales for steel products per ton shipped was mainly attributable to higher costs for natural gas, employment costs and certain raw materials. Cost increases of certain inputs were offset in part by a stronger Canadian dollar versus the U.S. dollar.

Raw steel production for the fourth quarter was 648,000 tons versus 622,000 tons for the same period in 2003 and 650,000 tons for the third quarter of 2004. For the twelve months ended December 31, 2004, raw steel production was 2,532,000 tons, an increase of 87,000 tons from last year. Production levels in 2003 were adversely affected by power outages in August 2003.

Administrative and selling expenses increased $2.1 million from the third quarter and $5.3 million from the same period last year. The increase over the third quarter is mainly due to a year-end provision for management bonuses. The increase over the same period last year was mainly attributable to the 2004 year-end accrual for management bonuses and higher consulting and professional fees. For the year ended December 31, 2004, administration and selling expenses totaled $55.6 million, an increase of $9.6 million from last year. The year-over-year increase was mainly attributable to higher employment costs, management bonuses and consulting and professional fees.

Depreciation and Amortization

Depreciation and amortization was $10.9 million for the quarter versus $11.7 million for the same period in 2003 and $13.6 million for the third quarter of 2004. For the year ended December 31, 2004, depreciation and amortization was $52.2 million versus $54.9 million for the year 2003.

Financial Expense (Income)

The Canadian dollar strengthened versus the U.S. dollar over the fourth quarter resulting in a foreign exchange gain of $5.5 million, mainly attributable to the long-term debt denominated in U.S. funds. This compares to a gain of $7.4 million in the fourth quarter of 2003 and a gain of $7.8 million in the third quarter of 2004. For the year ended December 31, 2004, the Company recognized a foreign exchange gain of $9.2 million versus a gain in 2003 of $40.0 million.

Interest expense, net of interest income, was $2.4 million in the fourth quarter, down $1.8 million from the third quarter and down $3.1 million for the same period last year. For the twelve months ended December 31, 2004, net interest expense was $16.2 million versus $26.1 million for the year 2003. The improvement in interest expense is mainly due to lower borrowings (versus 2003) and interest income earned on cash balances originating from improved earnings levels and the February 2004 equity issue.

Provision for Income Taxes

The fourth quarter provision for income taxes was $60.8 million compared with $9.3 million in the fourth quarter of 2003 and $70.4 million in the third quarter of 2004. The cash portion of the provision in the quarter was $0.9 million versus $0.4 million in the fourth quarter of 2003 and $0.6 million for the third quarter of 2004.

For the year ended December 31, 2004, the provision for income taxes was $195.6 million versus $18.4 million for 2003. The cash portion of the 2004 provision was $2.6 million versus $2.2 million for 2003.

The tax benefit of losses from previous years totaling $59.4 million has been classified as a current asset as they are expected to reduce taxable income in 2005. A future long-term tax liability of $139.8 million reflects tax depreciation deducted in excess of book amortization. For further information, see note 7 of the Notes to Interim Consolidated Financial Statements.

Financial Resources and Liquidity

Cash provided by operating activities was $220.1 million for the three months ended December 31, 2004 compared with $13.7 million for the three months ended December 31, 2003. Operating working capital decreased by $28.4 million in the quarter primarily due to a decrease in accounts receivable of $41.2 million and an increase in accounts payable and accrued liabilities of $26.6 million, offset by an increase in inventories of $34.3 million. For the year ended December 31, 2004, cash provided by operating activities was $430.8 million compared with $153.6 million for the year ended December 31, 2003. Operating working capital increased by $111.8 million primarily due to an increase in accounts receivable of $123.7 million because of higher selling prices. For the year ended December 31, 2003, operating working capital decreased by $86.9 million primarily due to a reduction in accounts receivable of $20.1 million and a reduction in inventories of $58.3 million.

Short-term investments increased by $76.4 million for the three months ended December 31, 2004 and $266.8 million for the year ended December 31, 2004.

Capital expenditures for the three and twelve-month periods ended December 31, 2004 were $10.7 million and $42.4 million, respectively. Expenditures in the corresponding periods of 2003 were $9.4 million and $36.8 million. For the year ended December 31, 2004, the Company realized $15.0 million of proceeds on the sale of capital assets related to the sale of tube mill assets and surplus land.

There were no significant financing activities for the three months ended December 31, 2004. Financing activities for the year ended December 31, 2004 included proceeds of a common share issue of $81.9 million, payment of deferred interest on long-term debt of $9.3 million, a payment of $1.8 million to redeem the 1% convertible Notes and a decrease in bank indebtedness of $20.4 million. Financing activity for the three months ended December 31, 2003 included the payment of deferred interest on long-term debt of $16.4 million and an increase in bank indebtedness of $12.4 million. Financing activities for the year ended December 31, 2003 included a $29 million repayment of the term loan, the payment of deferred interest on long-term debt of $16.4 million, financing expense of $4.6 million and a decrease in bank indebtedness of $68.2 million.

Unused availability under the revolving credit facility at December 31, 2004 declined to $159.2 million compared to $173.0 million at September 30, 2004 due mainly to letters of credit issued to support coal and coke purchases. The Corporation is required to maintain a minimum availability of $25 million.

TRADE

The expiry review concerning the dumping in Canada of carbon steel plate from Brazil, Finland, India, Indonesia, Thailand and Ukraine and the subsidizing of plate from India, Indonesia and Thailand is now in the Canada Border Services Agency (CBSA) phase of the review. On February 10, 2005, the president of the CBSA will issue his decision as to whether dumping from the named countries is likely to resume if the finding is terminated. If his determination is affirmative, a public hearing before the Canadian International Trade Tribunal is scheduled to begin on May 2. Completion of the review is scheduled for not later than June 27, 2005.

Customers have been reporting significant import offerings for all product lines. This increased availability of low-priced imports has put pressure on current domestic pricing. The Company is reviewing the import offers and will take appropriate action if the imports appear to be unfairly traded.

OUTLOOK

Spot prices for sheet and plate products are expected to be lower than in the fourth quarter of 2004, although an increase in contract prices is expected to offset most of the effect of lower spot prices. The level of contract sales for 2005 approximates 50%. Excess inventories are currently suppressing prices and North American demand from several market sectors has weakened from 2004 levels. Management is optimistic that this inventory overhang is temporary and believes that pricing will stabilize in the coming months. Shipments are expected to increase from the fourth quarter level which was affected by seasonal factors.

Higher coal costs are expected in the first quarter due primarily to the purchase of 117,000 tons of coal in late 2004 and early 2005 at spot prices due to a temporary disruption in supply from the Company’s primary coal supplier. Iron ore prices for 2005 are expected to increase by a minimum of 25% and this will affect earnings commencing in the second quarter after existing iron ore inventories purchased in 2004 are exhausted.

Lower earnings are expected in the first quarter compared to the fourth quarter of 2004, but a substantial increase in the cash and short-term investments is expected.

**************************************************

This news release contains forward-looking information with respect to Algoma's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Algoma’s 2003 Annual Report.

For further information contact:

Glen Manchester
Vice President Finance and Chief Financial Officer
Phone: (705) 945-2470

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months	Twelve months	Three months	Twelve months
	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	December 31
	2004	2004	2003	2003

Sales	$489.8	$1,803.1	$267.8	$1,138.2

Operating expenses
Cost of sales	282.7	1,150.3	228.3	1,024.7
Administrative and selling	15.9	55.6	10.6	46.0
Depreciation and amortization	10.9	52.2	11.7	54.9

	309.5	1,258.1	250.6	1,125.6

Income from operations	180.3	545.0	17.2	12.6
Financial expense (income)
Interest on long-term debt (note 3)	4.2	18.5	4.5	19.6
Foreign exchange gain	(5.5)	(9.2)	(7.4)	(40.0)
Other interest	(1.8)	(2.3)	1.0	6.5

	(3.1)	7.0	(1.9)	(13.9)

Other income (expense)	(0.4)	1.4	0.3	0.3

Income before income taxes	183.0	539.4	19.4	26.8
Provision for income taxes (note 7)	60.8	195.6	9.3	18.4

Net income	$122.2	$343.8	$10.1	$8.4

Net income per common share (note 5)
Basic	$3.05	$9.35	$0.42	$0.33

Diluted	$3.03	$8.83	$0.33	$0.27

Weighted average number of common shares outstanding - millions (note 5)
Basic	40.12	36.74	24.08	24.00

Diluted	40.38	38.96	30.46	30.55

Retained earnings
Balance, beginning of period	$244.9	$23.7	$13.7	$15.9
Net income	122.2	343.8	10.1	8.4
Redemption of 1% Notes	-	(0.2)	-	-
Accretion of equity component of convertible debt	-	(0.2)	(0.1)	(0.6)

Balance, end of period	$367.1	$367.1	$23.7	$23.7

See accompanying notes.

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	648	2,532	622	2,445
Steel shipments	524	2,198	512	2,170

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	December 31	December 31
	2004	2003

Current assets
Cash and cash equivalents	$186.2	$-
Short-term investments	267.0	0.2
Accounts receivable	257.9	134.2
Inventories	241.9	213.1
Prepaid expenses	16.0	10.2
Future income taxes (note 7)	59.4	-
Capital assets held for sale (note 8)	-	12.0

	1,028.4	369.7

Capital assets, net	642.1	653.2
Capital assets held for sale (note 8)	-	1.7
Deferred charges	2.9	4.2

Total assets	$1,673.4	$1,028.8

Current liabilities
Bank indebtedness (note 2)	$-	$20.4
Accounts payable and accrued liabilities	138.5	93.8
Accrued interest on long-term debt (note 3)	-	8.9
Income and other taxes payable	9.8	8.0
Accrued pension liability and post-employment benefit obligation	42.6	29.5

	190.9	160.6

Long-term debt (note 3)	150.3	164.4
Accrued pension liability and post-employment benefit obligation	271.5	314.8
Other long-term liabilities	8.6	18.9
Future income tax liability (note 7)	139.8	-

	570.2	498.1

Shareholders' equity
Capital stock (notes 4 & 6)	318.5	214.8
Convertible long-term debt (note 3)	-	19.5
Contributed surplus (note 7)	226.7	112.1
Retained earnings	367.1	23.7

	912.3	370.1

Total liabilities and shareholders' equity	$1,673.4	$1,028.8

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months	Twelve months	Three months	Twelve months
	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	December 31
	2004	2004	2003	2003

Cash provided by (used in)
Operating activities
Net income (loss)	$122.2	$343.8	$10.1	$8.4
Funding of long-term pension liability (note 9)	-	(40.0)	-	-
Payment of deferred compensation	-	(10.0)	-	-
Adjust for items not affecting cash:
Depreciation and amortization	10.9	52.2	11.7	54.9
Pension expense in excess of payments (note 9)	1.4	3.3	(0.1)	(0.8)
Post employment expense in excess of payments (note 9)	1.6	6.5	1.0	5.2
Future income tax expense	48.2	181.3	8.9	16.2
Utilization of pre-reorganization tax credits	13.5	13.5	-	-
Foreign exchange gain on long-term debt and accrued interest	(7.5)	(11.4)	(7.5)	(39.5)
Deferred interest on long-term debt	-	-	4.5	8.9
Cost savings repayment due in future years	-	-	2.7	10.0
Stock-based compensation (note 6)	0.1	0.7	0.1	0.5
Other	1.3	2.7	(7.8)	2.9

	191.7	542.6	23.6	66.7
Changes in operating working capital	28.4	(111.8)	(9.9)	86.9

	220.1	430.8	13.7	153.6

Investing activities
Increase in short-term investments	(76.4)	(266.8)	-	(0.2)
Capital asset additions	(10.7)	(42.4)	(9.4)	(36.8)
Proceeds on sale of capital assets	0.4	15.0	-	-

	(86.7)	(294.2)	(9.4)	(37.0)

Financing activities
Repayment of term loan	-	-	-	(29.0)
Payment of deferred interest on long-term debt	-	(9.3)	(16.4)	(16.4)
Net proceeds from common shares issued (note 4)	0.4	81.9	-	-
Increase (decrease) in other long-term liabilities	-	-	(0.3)	1.6
Redemption of 1% notes (note 3)	-	(1.8)	-	-
Financing expense	(0.3)	(1.0)	-	(4.6)
Proceeds on exercise of share options	-	0.2	-	-
Increase (decrease) in bank indebtedness	-	(20.4)	12.4	(68.2)

	0.1	49.6	(4.3)	(116.6)

Cash and cash equivalents
Change during the period	133.5	186.2	-	-
Balance, beginning of period	52.7	-	-	-

Balance, end of period	$186.2	$186.2	$-	$-

Changes in operating working capital
Accounts receivable	$41.2	$(123.7)	$6.3	$20.1
Inventories	(34.3)	(28.8)	(27.7)	58.3
Prepaid expense	(1.6)	(5.8)	7.8	10.8
Accounts payable and accrued liabilities	26.6	44.7	1.0	(5.6)
Income and other taxes payable	(3.5)	1.8	2.7	3.3

	$28.4	$(111.8)	$(9.9)	$86.9

See accompanying notes.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Basis of presentation and accounting policies

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation's 2003 Annual Report.

Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

2.	Banking facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement ("Agreement"). This agreement was subsequently amended on June 3, 2004. The Agreement provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At December 31, 2004, there was $159.2 million of unused availability under the Revolving Facility after taking into account $40.8 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

3.	Long-term debt

	December 31	December 31
	2004	2003

Secured 11% Notes maturing December 31, 2009
principal value, U.S. $125 million (December 31, 2003 - U.S. $125 million)	$150.3	$162.1
Secured 1% convertible Notes maturing December 31, 2030
principal value, nil (December 31, 2003 - U.S. $37.9 million)	-	2.3

	150.3	164.4
Less: current portion	-	-

	$150.3	$164.4

During the twelve months ended December 31, 2004, U.S. $36.5 million principal value of 1% Notes were converted at the holders' option into 5.8 million common shares resulting in $19.0 million of the equity component and $2.2 million of the debt component being transferred to share capital.

On September 30, 2004, the remaining notes were redeemed at a cost of $1.8 million resulting in a charge to expense of $0.4 million and a charge to retained earnings of $0.2 million.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.	Share Capital

Authorized - Unlimited common shares
The following table summarizes the share capital transactions since December 31, 2003 in millions of shares and dollars:

			Common Shares

	Stock Options		To Be Issued		Issued and Outstanding

		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital

Balance at December 31, 2003	0.3	$0.5	-	$0.1	24.0	$214.7
Conversion of long-term debt (note 3)					5.8	21.2
Common shares issued					10.0	81.9
Stock options (note 6):
Granted	0.1	1.2
Exercised	(0.1)	(0.2)			0.1	0.2
Directors' Share Award Plan (note 6):
Shares granted			-	0.4
Shares issued			-	(0.4)	0.2	0.4

Balance at December 31, 2004	0.3	$1.5	-	$0.1	40.1	$318.4

During the first quarter of 2004, the Corporation completed an equity issue of 10,000,000 common shares for net proceeds of $81.9 million.

5.	Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes and the redemption of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of stock options and restricted share units (note 6).

	Three months	Twelve months	Three months	Twelve months
	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	December 31
	2004	2004	2003	2003

Basic
Net income	$122.2	$343.8	$10.1	$8.4
Convertible long-term debt - net charge to retained earnings	-	(0.4)	(0.1)	(0.6)

Net income attributable to common shareholders	$122.2	$343.4	$10.0	$7.8

Diluted
Net income	$122.2	$343.8	$10.1	$8.4
Convertible long-term debt - net inclusion in (charge to) income	-	0.1	-	(0.3)

Net income attributable to common shareholders	$122.2	$343.9	$10.1	$8.1

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.	Earnings per share (continued)

	Three months	Twelve months	Three months	Twelve months
	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	December 31
	2004	2004	2003	2003

Basic weighted average number of common shares outstanding	40.12	36.74	24.08	24.00
Common shares issued on the assumed conversion of convertible long-term debt and exercising of stock options	-	1.91	6.09	6.26
Common shares issued on the assumed exercising of employee stock options	0.26	0.31	0.29	0.29

Diluted weighted average number of common shares outstanding	40.38	38.96	30.46	30.55

6.	Stock-based compensation plans and profit sharing plan

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for the three and twelve month periods ended December 31, 2004 was $0.1 million and $0.7 million, respectively and for the three and twelve month periods ended December 31, 2003 was $0.1 million and $0.5 million, respectively.

Share Award Plan

The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the twelve months ended December 31, 2004, 36,271 (twelve months ended December 31, 2003 - 84,087) shares were awarded with an average fair market value of $9.88 (twelve months ended December 31, 2003 - $2.72) per share, including no (2003 - 13,642) shares awarded with an average fair market value of n/a (2003 - $4.51) per share in the fourth quarter. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Share Option Plan

In May 2003, the Corporation's shareholders approved the creation of a Share Option Plan that permits the Corporation to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. There were no (2003 - nil) options granted in the fourth quarter and 153,785 (2003 - 260,777) options granted in the twelve months ended December 31, 2004 with a weighted average exercise price of n/a (2003 - n/a) and $8.00 (2003 - $1.78) per share respectively. The options vest on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $4.35 (2003 - $1.08) per share was determined using the Black-Scholes model with the following assumptions:

	2004	2003

Expected time until exercise	5 years	5 years
Risk-free interest rate	4%	4%
Expected volatility in stock price	60%	70%
Expected dividend yield	0%	0%

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.	Stock-based compensation plans and profit sharing plan (continued)

Restricted Share Unit Plan

In May 2003, the Corporation's shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. For principal officers and directors, a restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. For other management included in the Plan, restricted share units vest on the first, second and third anniversary dates. The Corporation has reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. The Corporation did not grant any restricted share units in the fourth quarter of 2004 or 2003. During the twelve months ended December 31, 2004, the Corporation granted 43,480 (2003 - 27,300) restricted share units with a grant-date fair value of $8.00 (2003 - $1.67) per unit.

Profit Sharing Plan
The Corporation has a profit sharing plan for all employees. The amount of profit sharing is based on a percentage of annual income from operations as follows:

Annual Income from Operations	Profit Sharing Percentage

$0 - $50 million	0%
$50 - $100 million	6%
$100 - $150 million	8%
Greater than $150 million	10%

In the fourth quarter, $15.6 million was accrued under the Corporation’s profit sharing plan and charged to Cost of Sales. For the twelve months ended December 31, 2004, the total amount accrued under the profit sharing plan was $51.7 million. Under the terms of the collective agreements reached with the Corporation’s unionized employees on July 30, 2004, $27.6 million was advanced to employees in August 2004. Settlement of the profit sharing plan will be made in March 2005.

7.	Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% for the year ended December 31, 2004 primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation has requested amendments to prior years’ Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments have resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book amortization.

The amended Federal and Ontario non-capital losses at December 31, 2004 are estimated to be $110.8 million and $282.0 million. The future income tax benefit of the losses has been classified as a current asset as they are expected to reduce taxable income in 2005. The Corporation’s estimate of non-capital losses has not been reviewed by the Canada Revenue Agency and may be subject to change. Any future benefit recognized in respect of unrecorded tax assets that arose prior to fresh start accounting will result in an increase to contributed surplus. For the three and twelve month periods ended December 31, 2004, this increase to contributed surplus is $14.3 million and $114.5 million, respectively.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

8.	Capital assets held for sale

The Corporation signed an agreement of purchase and sale dated September 2, 2003 for the sale of its tube manufacturing facilities. The proceeds from the sale were $12.5 million resulting in a gain of $0.3 million.

The Corporation had an agreement to sell some excess land. The proceeds from the sale were equal to the net book value of the assets of $1.7 million.

Both sales were completed in the first quarter of 2004.

9.	Pension and other post-employment benefits

Pension funding for the three and twelve month periods ended December 31, 2004 was $7.6 million and $72.0 million, respectively.

Post-employment benefits funding for the three and twelve month periods ended December 31, 2004 was $3.3 million and $13.2 million, respectively.